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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 4)

                              CopyTele, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                   217721 10 9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

             Anne Rotondo, Corporate Secretary, CopyTele, Inc.
           900 Walt Whitman Road, Huntington Station, NY  11746
                              (516) 549-5900
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 3, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 6 Pages)
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 CUSIP No.       217721 10 9             13D            Page 2 of 6


     1     NAME OF REPORTING PERSON:    Denis A. Krusos

           S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       3,316,970 (1)
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     NONE
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,316,970 (1)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       NONE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,316,970 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.35%

    14     TYPE OF REPORTING PERSON:    IN




____________________

          (1) Includes 914,840 shares which Mr. Krusos has the right to acquire upon exercise of options granted pursuant to the Issuer's 1993 Stock Option Plan.







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          This Statement amends and supplements the Statement on Schedule
13D previously filed with the Securities and Exchange Commission on January 28, 1993 by Denis A. Krusos, regarding his beneficial ownership of common stock, $.01 par value ("Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended by Amendments Nos. 1, 2 and 3.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby supplemented by the addition of the following:

               "From July 5, 1995 through and including June 5, 1996, Mr. Krusos purchased, for an aggregate of $3,659,605, an aggregate of 613,660 shares of Common Stock from the Corporation pursuant to the exercise of options granted to Mr. Krusos on June 5, 1987, January 4, 1995 and May 3, 1995 under the Corporation's 1987 and 1993 Stock Option Plans. The funds for the purchase of such shares (which previously were reported as being beneficially owned) were from the proceeds of sales of an equivalent number of shares pursuant to a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. See Item 5."

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby (i) amended by deleting paragraph (a) thereof and replacing it with the following paragraph (a) and (ii) supplemented by the addition of the following paragraph (c):

               "(a) As of the date of this Statement, Mr. Krusos beneficially owns an aggregate of 3,316,970 shares of Common Stock, representing 11.35% of the outstanding shares of Common Stock, including 914,840 shares of Common Stock subject to options granted under the Corporation's 1993 Stock Option Plan."

               "(c) Between April 15, 1996 and June 5, 1996, Mr. Krusos purchased an aggregate of 237,660 shares of Common Stock and disposed of an aggregate of 241,660 shares of Common Stock, as further described in Item 3 above and in Schedule A attached hereto."


                                       3
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          Except for the acquisition and disposition of shares of Common
Stock described herein and in Schedule A attached hereto, Mr. Krusos has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Statement.



                                       4
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                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 14, 1996
                              /s/ Denis A. Krusos
                              -------------------------
                              Denis A. Krusos



                                       5
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                                 SCHEDULE A
                                 ----------

          The details of transactions effected in the Common Stock of the Corporation during the past sixty days by Mr. Krusos are set forth below. Except as otherwise indicated, all dispositions were sales effected on the NASDAQ-National Market and the Price Per Share excludes broker's commissions, and all purchases were effected through the exercise of options in accordance with the Corporation's 1993 Stock Option Plan.

                             Number of Shares
Date of Transaction        Purchased/(Disposed)        Price Per Share
- -------------------        --------------------        ---------------
April 15, 1996                    10,000                 6.125
April 15, 1996                   (10,000)                9.875
April 16, 1996                    (4,000)                --(1)
April 19, 1996                     5,000                 6.125
April 19, 1996                    (5,000)                9.750
April 22, 1996                     5,000                 6.125
April 22, 1996                    (5,000)                9.750
April 23, 1996                    20,000                 6.125
April 23, 1996                   (20,000)                9.813
April 24, 1996                    30,000                 6.125
April 24, 1996                   (30,000)               10.125
April 26, 1996                    17,660                 6.125
April 26, 1996                   (17,660)               10.321
April 29, 1996                    20,000                 6.625
April 29, 1996                   (20,000)               10.688
April 30, 1996                    30,000                 6.625
April 30, 1996                   (30,000)               11.271
May 1, 1996                       20,000                 6.625
May 1, 1996                      (20,000)               13.438
May 6, 1996                       10,000                 6.625
May 6, 1996                      (10,000)               13.375
May 9, 1996                       10,000                 6.625
May 9, 1996                      (10,000)               13.375
May 23, 1996                      20,000                 6.625
May 23, 1996                     (20,000)               14.688
June 3, 1996                      20,000                 6.625
June 3, 1996                     (20,000)               18.813
June 4, 1996                      10,000                 6.625
June 4, 1996                     (10,000)               19.375
June 5, 1996                      10,000                 6.625
June 5, 1996                     (10,000)               19.375

_________________________

(1)  Gift.


                                       6

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